KOOKABURRA SUSTAINABLE SOLUTIONS, INC.

Unaudited Financial Statements For The Period Ended July 14, 2017

July 14, 2017

KOOKABURRA SUSTAINABLE SOLUTIONS, INC.
BALANCE SHEET
JULY 14, 2017

ASSETS

	$ -
TOTAL ASSETS	-

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES	
Related Party Advance	65,000
TOTAL LIABILITIES	65,000
SHAREHOLDERS' EQUITY	
Retained Earnings (Deficit)	(65,000)
TOTAL SHAREHOLDERS' EQUITY	(65,000)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

Unaudited- See accompanying notes.

KOOKABURRA SUSTAINABLE SOLUTIONS, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH JULY 14, 2017

Operating Expense		
Organizational Costs	$	65,000
		65,000
Net Income from Operations		(65,000)
Net Income	$	(65,000)

Unaudited- See accompanying notes.

KOOKABURRA SUSTAINABLE SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH JULY 14, 2017

Net Income (Loss) For The Period	$ (65,000)
Cash Flows From Financing Activities	
Related Party Advance	65,000
Net Cash Flows From Financing Activities	-
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ -

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Kookaburra Sustainable Solutions, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company intends to manufacture and distribute organic and natural products for odor removal, pet care products, houseware and household repairs, and aquaponic and water filtration systems.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The value of expenses recognized as "Organizational Costs" is the only significant estimate contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and the State of Delaware.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

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NOTE D- RELATED PARTY TRANSACTIONS

Expenses incurred by the founder of the Company in connection with its organization have been recognized as a non-current Related Party Advance. The debt is unsecured, non-interest bearing, and payable at an undetermined point in the future at the discretion of management.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 14, 2017, the date that the financial statements were available to be issued.